UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

POLARITYTE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731094108

(CUSIP Number)

December 31, 2022

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 731094108	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Four Kids Investment Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – None

6.	SHARED VOTING POWER – 0 Shares

7.	SOLE DISPOSITIVE POWER – None

8.	SHARED DISPOSITIVE POWER – 0 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
None
12.	TYPE OF REPORTING PERSON
CO

CUSIP No. 731094108	13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jonathan Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – None

6.	SHARED VOTING POWER – 0 Shares

7.	SOLE DISPOSITIVE POWER – None

8.	SHARED DISPOSITIVE POWER – 0 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
None
12.	TYPE OF REPORTING PERSON
IN

CUSIP No. 731094108	13G/A	Page 4 of 6 Pages

ITEM 1 (a) NAME OF ISSUER:

PolarityTE, Inc., a Delaware corporation

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

123 Wright Brothers Drive, Salt Lake City, Utah 84116

ITEM 2 (a) NAME OF PERSON FILING:

The statement is filed on behalf of Four Kids Investment Fund LLC and Jonathan Honig (collectively, the “Reporting Persons”). Jonathan Honig is the sole manager of Four Kids Investment Fund LLC and in such capacity has voting and dispositive power over the securities held by such entity and may be deemed, directly or indirectly, to have beneficial ownership of all such shares of common stock.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

5825 Windsor Court, Boca Raton, FL 33496

ITEM 2 (c) CITIZENSHIP:

Four Kids Investment Fund LLC is organized in the State of Florida and Jonathan Honig is a citizen of the United States.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share

ITEM 2 (e) CUSIP NUMBER:

731094108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):

Not applicable

ITEM 4 OWNERSHIP

The information required by Items 4(a) – (c) is set forth in rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The information set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto is made as of December 31, 2022.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Each of the Reporting Person no longer owns any shares in the Issuer.

CUSIP No. 731094108	13G/A	Page 5 of 6 Pages

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 731094108	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
(Date)

/s/ Jonathan Honig
(Signature)

Jonathan Honig
Sole Manager of Four Kids Investments Fund LLC
(Name/Title)

/s/ Jonathan Honig
(Signature)

Jonathan Honig, Individually
(Name/Title)